

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 25, 2016

Richard Xu
Chief Executive Officer
Stars Acquisition Corp.
1250 Broadway, 36th Floor
New York, NY 10001

> **Re: Stars Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 2, 2016**
> **CIK No. 0001680873**

Dear Mr. Xu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover

2. You state that you have agreed to introduce the underwriter to investors interested in purchasing at least $12 million of units in the offering. Please disclose the persons who will identify and introduce investors to the underwriter and provide us an analysis whether these persons are "dealers" as defined in the Exchange Act.

Prospectus Summary, page 1

3. Please disclose here that you may issue common stock, preferred shares, and debt securities to complete an initial business combination and summarize the potential effects of such issuances. We note in this regard the risk factors on page 23.

Summary Financial Data, page 21

4. Please expand the introductory paragraph to provide for an investor, a cross-reference to Use of Proceeds section at page 40. Please expand footnote (1) to also disclose the "As Adjusted" column gives effect to the Units offering, the private placement, the Representative's Unit Purchase Option, and the respective net proceeds therein, and assuming that the underwriter's over-allotment option is not exercised. Please revise your computation here and in Use of Proceeds at page 40 to reflect the sale of the Representative's Unit Purchase Option. You may choose to combine this revised disclosure in footnote (1) with your paragraph discussion that begins with "[t]he 'as adjusted' column gives effect to the . . . consummation of our initial business combination."

5. Please consider expanding the Balance Sheet Data to include line items for both cash and for cash to be held in trust account, as appropriate. Further, in the last paragraph on page 21, please consider disclosing that the actual deferred offering costs of $69,525 will be reclassified as a charge to additional paid-in capital from the gross proceeds in connection with consummation of the offering.

6. Refer to audited financial statement footnote 5, Commitments, and to the second paragraph under Purchase Option on page F-12. We note you intend to account for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Proposed Public Offering resulting in a charge directly to stockholders' equity, and that the fair value of the unit purchase option is approximately $543,000. Please provide this disclosure also in the notes to Summary Selected Financial Data, and describe if and how the fair value of the option has been accounted for in the As Adjusted column.

7. Please expand the discussion in footnote (2) to disclose that the actual liabilities of $175,000 represents a related party loan, payable on the date the offering is consummated. Reference is made to disclosure in the Capitalization table at page 46 and MD&A-Related Party Transactions on page 49. Please also disclose the source of funds that will be used to repay the note payable. In addition, disclose that the $600,000 of deferred underwriting discounts and commissions will be classified as a long-term liability as payment is not due until an initial business combination which you have until 18 months from the closing of the Unit Offering to consummate such transaction. Disclose that, as such, there are no current liabilities outstanding for the As Adjusted column.

8. Further, for footnote (3), please provide a cross-reference to the table on page 45 within Use of Proceeds to show that such amount of $35,024,590 is a balancing amount such that your net tangible assets after the offering is at least $5,000,001, which equates to a minimum stockholders' equity of $5,000,001, As Adjusted. Also, please give consideration to our comment concerning appropriate classification of the line item, Value of common stock subject to possible conversion/tender, and its significant positive impact on maintaining such minimum net tangible assets after this offering. Please advise and revise as appropriate. Also, please clarify in footnote (3) that the 3,502,459 shares of common stock were derived by taking the balancing amount of $35,024,590 divided by the conversion price of $10 which is equivalent to the per Unit Offering price. Please also disclose, if true, that the 3,502,459 shares would come from the 4,000,000 public shares that will be issued in the Unit offering.

Risk Factors, page 22

If our insiders exercise their registration rights, page 33

9. Please quantify the shares subject to registration rights to clarify the magnitude of this risk.

Effecting Our Initial Business Combination, page 54

Selection of a Target Business, page 54

10. You contemplate in the first paragraph on page 55 that you may target a "financially unstable" company or an entity in early stage development. Please briefly describe how you would determine whether such a business has a fair value of at least 80% of the assets in the trust account.

Fair Market Value of Target Business, page 56

11. Please briefly describe the criteria your board of directors may use in evaluating whether it is unable to make a fair value determination on its own and therefore would obtain a third party valuation opinion.

Financial Statements

Note 6 – Stockholders' Equity, page F-13

12. Reference is made to the 1,150,000 shares of common stock that will be placed into escrow. Disclose the date such shares will be placed into escrow. In addition, please tell us the consideration given to the applicability of FASB ASC 718-10-S99-2 as to whether the escrow share arrangement involving the release of shares to the Initial Stockholders or insiders has a continued employment criteria that would necessitate the recording of

compensation, or if it instead, represents an inducement made to facilitate the Proposed Public Offering in which case the arrangement should be reflected as a reduction of the net proceeds allocated to the newly issued common shares. Please advise and revise accordingly.

Item 15. Recent Sales of Unregistered Securities, page II-4

13. In the first paragraph, please clarify whether the insiders purchased the 1,150,000 shares of common stock on June 9, 2016 as disclosed in Note 6 to the audited financial statements or May 2016 as disclosed in the first paragraph under Private Placements on page 4 and elsewhere in the filing. Your current disclosure states the purchase date was May 2015.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Giovanni Caruso, Esq.
        Loeb & Loeb LLP